TAME THE BEAST®

GROOM BOLDLY™

*NO BEASTS WERE HARMED IN THE MAKING OF THIS PRODUCT.

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This Business Plan (and any and all drafts and parts thereof) is/are based upon information supplied by the Company, its managing executives and its stockholders or membership shareholders (collectively "the company" and/or "management"), and is being furnished on a confidential basis, solely for use by prospective investors in and/or potential strategic business associates of the company (collectively "recipient"). The use or distribution of this Business Plan to any other parties or for any other purpose is not authorized.

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TABLE OF CONTENTS

COMPANY ANALYSIS

Company Name:
Small Batch Beauty, LLC

Owner:
John Cascarano

Founded:
2015

Website:
www.GetBeast.com

Industry:
Beauty & Personal Care

Markets:
United States
Canada
UK

Products:
Men's Grooming &
Personal Care

Seed Funding Sought:
$300,000

COMPANY OVERVIEW

Tame the Beast® (also referred to as the "Company") is a men's grooming product line founded in 2013 by John Cascarano ("John") with a product first being sold in 2014 in the U.S. on Amazon.

Products were first sold by Lock & Mane, an online retailer founded by John that achieved over $6 million in revenue in 2014 before being sold in 2015.

Tame the Beast® stands out with a fresh, strong and bold take on men's grooming products. Masculinity is always in style, and Tame the Beast® delivers the grooming needs and wants to the modern man. The premium product line exudes an attitude of coolness, strength, confidence and testosterone while maintaining the sleek integrity of a high quality product. Its products are all 100% developed and formulated in the U.S.A. with a scent, tingle and boldness that demand to be noticed.

Tame the Beast® and Beast® are registered trademarks of Small Batch Beauty, LLC (Registration Numbers 4606657 and 4716442).

CURRENT STATUS & NEXT STEPS

Tame the Beast® is sold on GetBeast.com and retailed online on Amazon.com. The Company seeks to more aggressively introduce its bestselling Yawp Wash to the U.S., expand the product range with new products already in development and launch a wholesale program. It plans to grow the brand's market share via GetBeast.com and Amazon in 2018 with brick & mortar stores following on a selective basis.

To appropriately launch the brand and execute its rollout strategy, the Company seeks funding to purchase new product offerings, advertise (primarily through entertaining video ads, directed and focused online ads, and social media outreach), and forge partnerships with complimentary retailers.

PRODUCT OFFERINGS

Tame the Beast® is for men who are sick and tired of metrosexual, feminized, hipster-ized, gluten-free, too-natural-that-they're-full-of-it branding. With the rise of extreme sports, cross fit and low-t supplements, the everyman is ripe for an adrenaline-infused product line that exudes power, sex and self-confidence. Tame the Beast® products are developed and formulated with the caged, adrenaline-starved male consumer in mind. While the brand is positioned as a premium "Axe" for a grown-up set, the new black packaging emphasizes its commitment to quality. And sure, it has naturally derived ingredients and is 100% Made in the U.S.A. The Return of the Man. Groom Boldly™

Some of the current line of products and their descriptions are as follows:

BEARD   BODY






| 100% USDA ORGANIC BEARD OIL | MINT BEARD OIL | ORIGINAL HAIR & BODYWASH | EXTREME YAWP BODYWASH |

Proposed products include the following:

HAIR   SHAVE   SKIN

SHAMPOO WITH CAFFEINE, GINSENG & SUGARCANE

CONDITIONER WITH CAFFEINE, GINSENG & LEOPARD'S BANE

PRE-SHAVE OIL WITH SANDALWOOD, BLACK PEPPER & VITAMINS C & E

SHAVE CREAM WITH SANDALWOOD, BLACK PEPPER, GREEN TEA & VITAMIN B

AFTERSHAVE WITH SANDALWOOD, GUARANA & VITAMINS A, C & E

BODY LOTION WITH EUCALYPTUS, CYPRESS, COMFREY, GREEN TEA, GUARANA, ALOE & MOUNTAIN TOBACCO

BUSINSS MODEL

Tame the Beast® will generate revenue from the sale of the product line to retailers and directly to consumers. The retail and expected average wholesale price points of each product can be seen below.

Product	Wholesale Price (estimated @50% retail)	Retail Price
Extreme Yawp Beard, Hair & Body Wash 33 oz	$17.5	$34.99
USDA Organic Beard Oil 1.7 oz.	$11	$22.00
Hair Paste 3.3 oz	$7	$12.99
Beard, Hair & Body Wash For Men 12 oz	$6	$11.99
All Natural Mint Slap Beard Oil Treatment 4 oz	$5	$11.99
In Development:		
Shampoo 16 oz	$9.5	$19.00
Conditioner 16 oz	$9.5	$19.00
Pre-Shave Oil 2 oz	$8	$16.00
Shave Cream 8 oz	$11	$22.00
After Shave 4 oz	$9	$18.00
Body Lotion 8 oz	$9.5	$19.00
Hair Gel 4 oz	$8.75	$17.50
Beast Nutt Butter	TBD	
Beast Box™ Sampler Set	TBD	

VALUE PROPOSITION

The Company provides an uncompromising take on traditional male product lines by offering an intensely masculine brand that embodies the aspirations of the caged modern male home sapiens. Tame the Beast® is NOT a woman's line dressed up in men's packaging. That has been done ad nauseum. Tame the Beast® is for those who want to fuel their fire and kick ass. Guys who want to TURN IT UP with natural botanicals.

INDUSTRY ANALYSIS

INDUSTRY KEY TAKEAWAYS

- The demand for grooming products targeting men is growing rapidly and has been for several years.
- E-commerce has become an ever increasingly popular channel to obtain beauty and personal care products. Men especially exhibit a significant desire and comfort in shopping online vs. in store. Tame the Beast® will play to that both on Amazon and in our social media efforts.
- Fastest growing segment is not shaving by the dollar but toiletries, particularly shower products

INDUSTRY OVERVIEW

Tame the Beast® falls within the Beauty & Personal Care industry. Tame the Beast®, similar to all other companies in the Beauty & Personal Care industry, creates and packages personal care products and cosmetics. Major products within this industry include perfume, cologne, makeup items, hair preparations, face creams, lotions, and other toiletries.

Revenue $75+ billion	Yearly Growth (08-15) 5%	Projected Growth (16-20) 4+%	Industry Players 2,000

Revenue now exceeds $10 billion on Amazon alone.

Beauty & Personal Care Industry Product Segmentation



US Beauty and Personal Care:
US$68.7 billion
Oral Care:
US$6.9 billion
Men's Grooming:
US$5.5 billion
Bath and Shower:
US$6.2 billion
Colour Cosmetics:
US$11.5 billion
Sun Care:
US$1.7 billion
Deodorants:
US$3.0 billion
Depilatories:
US$1.3 billion
Fragrances:
US$5.8 billion
Sets/Kits:
US$5.0 billion
Hair Care:
US$10.6 billion
Baby and Child-Specific Products:
US$2.4 billion
Skin Care:
US$11.7 billion

Under the overall umbrella of beauty and personal care in the United States, the industry can be broken down into different types of grooming products. Items that are associated with skin care, color cosmetics, and hair care have proven to be the most popular categories within personal care items.

Men's grooming products account for approximately 8% of total U.S. beauty and personal care sales; although that number is expected to grow as men become greater purchasers of personal care products. Deodorants, fragrances, shower products, and skin care products are established as the most popular items within men's personal care products. The figure below shows breakdown of men's grooming product by revenue segmentation percentage. With deodorants and shower products making up over 50% of the market, Tame the Beast® is well positioned to thrive:

Men's Grooming Product Segmentation



Men's Grooming: $5.5 billion
Deodorants: 39.8%
Fragrances: 17.7%
Hairdressing SKUs: 3.6%
Shampoos: 2.6%
Shaving soaps: 9.4%
Shower products: 13.6%
Skin care products: 13.3%

Key Industry Trends

Shift In Branding Products Towards Men

Specifically, what has traditionally been wrong with Men's Skincare?

- Products aimed at men have tended to blend and all look alike.
- Female brands have changed their tube and outer packaging and called themselves Men's brands
- The language used to market and sell men's brands has been confusing, not educational and not particularly helpful.
- Most of men's offerings have not been in the natural's category, where sales of both natural and organic beauty products have raced ahead an average of 24% over the past four years (2010-2014) vs. 2.7% for all of beauty (wwd.com, May 2015 p. 20)

Tapping into the growing global demand for men's grooming products is no easy matter, however, especially for brand owners that have spent decades nurturing female consumers. L'Oreal for example, has channeled substantial investment into its Men Expert Line, but the L'Oréal brand, per se, is still fundamentally associated with women. For some men, that remains a barrier to purchase.

This is a key reason why L'Oreal acquired French-based men's skin care brand Nickel. Using its financial muscle and distribution power to develop a niche brand with strong masculine credentials makes a great deal of strategic sense going forward. The U.K.'s Bulldog brand, which markets men's grooming products that in 13 countries, is another rapidly growing specialist brand. Bulldog is a comparatively small brand making some of the biggest waves in men's grooming and beauty care, in large part because men identify with the brand's simplicity of use and intrinsically male profile.

Other existing, small industry players have taken advantage of this trend as well. For example, Jack Black has been very successful in marketing their grooming products solely to men. The branding of the product line is sleek and sophisticated; providing men with a wide array of products they can trust for real results and ease of purchase through its wide distribution. The success of this strategy represents an opportunity for similar players, such as Tame the Beast®, to focus on branding their products solely to men.

E-commerce

Over the past few years, beauty suppliers have utilized e-commerce channels to help sell their product. Male grooming products have particularly been popular online, due to the fact that men are more focused on buying personal care products online because that is where they are most comfortable. Proctor & Gamble (P&G) launched its own e-commerce site in 2010, where they sell their products directly to consumers. Consumers are switching their purchasing preferences of beauty and personal care products from traditional vending to Internet retailing.

As seen by the graph below, there is a growing trend of consumers drifting away from traditional retail and turning towards internet retailing to obtain their grooming products. Other methods of purchasing personal care products, such as home shopping and direct selling, have been constant over the past five years. For example, Dollar Shave Club and Harry's are online retailer of men's grooming products through a monthly subscription model. This method provides men with an easy channel for purchasing the products they need at ease. Dollar Shave grew, in less than three years, from nothing to selling over $60 million at retail. Men do not always feel comfortable buying personal care products in a store, so they tend to use the Internet to purchase these items.

KEY INDUSTRY PLAYERS

The leading two players in this industry are P&G and L'Oreal USA. P&G is the leading manufacturer of goods in depilatories, men's grooming, and oral care. Once P&G purchased Gillette and expanded its product line in 2012, they saw a rise within their shaving business as well. L'Oreal holds significant market share for certain products including color cosmetics, fragrances, and hair care.

HISTORICAL REVENUE

During the 2008 recession, the industry declined in sales significantly. Beauty product sales further dropped, decreasing another 26.6% in 2009 because of softening global markets. As the economy began to turn around consumers turned to less expensive alternatives. The variety of products and prices offered in this market protects the industry from any drastic drops in revenue from any given sector. The mix of premium and mass-produced products in the industry give consumers a choice in the quality and price of the care products. As the economy recovered from the recession, the Beauty and Personal Care industry revenue grew 4.9% in the previous five years to $68.7 billion.

Figure Beauty & Personal Care Industry Historic Growth



History has shown that more companies are entering this industry. The past five years has seen a 3.4% annual increase to 1,965 companies. With the Beauty and Personal Care industry growing post-recession, the increase in companies entering the market is expected to continue.

Most noticeably, there has been a significant rise in male products as men are using more female-centered products, causing companies within the industry to create and promote male product lines.

FUTURE OUTLOOK

One-sixth of all beauty and personal care products are sold through non-store retailing, and this is expected to increase. Non-store retailing has also proven to withstand economic recession with sales performing stronger than overall retail. There are trends in channel distributions that are becoming more focused on non-retail stores and moving towards online distribution. For example, channels including YouTube and Online Blogs are a promising avenue for brands to connect with the male consumer, similar to the viral videos and mass content found within Dollar Shave Club's marketing strategies.

Key Success Factors

Below are key success factors that Tame the Beast® has identified and will / has optimized during its launch and operational phase of the business:

- Produce premium goods/services: Customers will purchase premium goods in this category if they are perceived as quality goods (check out Jack Black and Billy Jealousy in Amazon's luxury beauty store).
- Produce goods favored by the market: Tame the Beast® will be aware of and adapt to grooming trends to remain relevant and competitive, such as increased concern over sun protection.
- Become Known then Better Known: High brand visibility and market awareness is important in increasing sales of mass-market cosmetics and toiletries. A full on online marketing campaign and effort is planned.
- Gain access to niche markets: If not a major player, niche and ultra-niche positioning is important for success in the industry.
- Maximize Ecommerce; Especially on our site, as a centerpiece for outreach, education, selling, special offers and "time of year" promotional and event e-selling.
- Utilize Various Online Platforms: since the majority of men in their 20's and 30's are active on multiple social media and online outlets (e.g. Facebook, Twitter, Instagram, YouTube), it is imperative that Tame the Beast® has a strong presence on social media.
- Make Use of Natural Ingredients in Product Line: As with women, men are becoming more aware of the importance in having natural ingredients in their personal care products. Telling that story to retailers and consumers will be one way to distinguish Tame the Beast®.

MARKET ANALYSIS

MARKET KEY TAKEAWAYS

- Men spend more cash on male-specific toiletries than on shaving products.
- Men within the target market are looking for products that have real benefits and palpable effects like tingle. They want to FEEL and SMELL the product working.
- Men are beginning to put higher stock in looking good and gaining self-confidence and the desire to feel more attractive, more successful, and more youthful.

MARKET OVERVIEW

Tame the Beast® will market its grooming product line to adrenaline-seeking men more mature than the "Axe" set. The customer "psychographic" is the market segment of those men noted earlier who are annoyed by metrosexual, feminized, hipster-ized, gluten-free, too-natural-that-they're-full-of-it branding. The target consumer is men starting in their late 20's on up to 65+ who, among things, like sports, especially extreme sports, cross fit, motorcycles, fishing, hunting, boating, beer and the scent of success. A product for men's men. The return of the man.

In his current position as E-commerce Director, John spends the better part of his day targeting, segmenting, and re-targeting consumers. John will apply his skills to aggressively market Tame the Beast® to identify with increasing segmentation and specificity to the U.S. market.

GROWTH OF MEN'S PRODUCTS

As mentioned, men now spend more cash on male-specific toiletries than on shaving products. Tapping into the burgeoning global demand for men's grooming products is no easy matter, especially for brand owners that have spent decades nurturing female consumers.

There has been a pivotal shift in male grooming culture during the last decade. Men's toiletries used to consist of shampoo, deodorant, shaving cream and not much else. But globally, bathroom cabinets of middle-class homes now brim with moisturizers, facial cleansers, eye serums, bronzers, concealers, anti-agers and even mud masks—all designed specifically for men. Much the evolution in this area has originated from, and consequently felt too much like, women's products.

The sales of skin care, in particular, boomed. More men are beginning to put higher stock in looking good. It's about self-confidence and the desire to feel more attractive, more successful, and increasingly more youthful. For similar reasons, men also are spending more on apparel and fashion accessories.

Retailers and brands have indicated that the health of the men's market is looking sharper than ever. Research from Debenhams revealed that the average male in their 30's spends more than $165 per month on male grooming products, and was willing to spend up to $75 on a moisturizer and over $25 on anti-wrinkle eye creams. When speaking about the survey, a Debenhams spokesperson said: "The stigma associated with male grooming has finally disappeared and men are not only willing to spend money to maintain their looks, they are also recommending products to one another and frequently visiting salons and spas, sometimes in groups."

Men's Consumer Preferences

Men within the target market are looking for products that have real benefits and palpable effects. Typically men are looking for grooming products that are simple and fast. There is a growing trend for men to care more about their appearance and health. Men buy grooming products to improve skin, personal care, attractiveness and gain self-confidence. buy low-t supplements,

Customer's needs that are being met by these grooming products are reliability, comfort, value, ease of use, and convenience. Tame the Beast® provides prestigious grooming products at a competitive price for the luxury / independent segment.

Competitive Analysis

Key Takeaways

- There has been evolution and growth of moderately priced lines such as Nivea, Dove, Gillette. All of their men's offerings were born off the back of their woman's products.
- There has been a steep rise in independent niche players – Jack Black, Bulldog, Anthony, Billy Jealousy, Aesop, Scaramouche & Fandango, Triumph & Disaster.
- Women's personal care companies are either branding a men's product line or acquiring men's brands for operation.
- Tame the Beast® is well positioned to differentiate itself against its competitors through offering adrenaline-fueled products that communicate specifically to the male demographic.

Key Competitors

	Overview	Products/Pricing	Distribution Channels	Revenue
Jack Black	Founded in 2000, Jack Black creates high-performance, premium skin care products formulated specifically for men, including shaving creams, moisturizers, grooming sets, cleansers, anti-aging, hair care, body care, and sun care products.	Skin care, Shaving, Lip Balm, Body/Sun Care, Hair Care, Fragrances Prices range from $15-$75	Brick & Mortar Retailers (i.e. Sephora, Nordstrom, Macy's) E-Commerce (i.e. Amazon, www.getjackblack.com)	N/A
Dove Men's	Dove is a personal care brand owned by Unilever. The Men's care line is an extension of Dove's original line of products catered towards the male market. This was achieved through a redesign of the product's traditional packaging to include darker colors and more masculine designs.	Body wash, body bars, deodorants, face wash, shave gel, post-shave, facial lotions, hair care Prices range from $5-$25	Brick & Mortar Retailers (i.e. Wal-Mart, Target, Walgreens) E-Commerce (i.e. Amazon, drugstore.com)	$687 M

Old Spice	Founded in 1934 and manufactured by Proctor and Gamble. The men's products are prominent and dominated by shaving soap and aftershave lotion with a nautical theme.	Deodorant, body wash, body spray, bar soap, hair care, shave gel, fragrance Prices range from $10-$20	Brick & Mortar Retailers (i.e. Wal-Mart, CVS, Walgreens) E-Commerce (i.e. Amazon, P&G eStore, drugstore.com)	$564 M
Gillette	Owned by Proctor and Gamble and founded in 1901. Focus is on safety razors as well as a variety of other products.	Razors, skin care, aftershaves, deodorants, body wash, shave gels Prices range from $10-$20	Brick & Mortar Retailers (i.e. Rite Aid, CVS, Walgreens) E-Commerce (i.e. Amazon, P&G eStore, drugstore.com)	$11.2 B
Clinique for Men	Created in 1967, Clinique was founded on the idea that great skin can be created. Its mission is to be the most trusted prestige beauty brand in the world. The men's line was released in 1976.	Face wash, exfoliating tonic, moisturizing lotion, shave gel Prices range from $13-$25	Brick & Mortar Retailers (i.e. Sephora, Nordstrom, Macy's, Target) E-Commerce (i.e. Amazon, www.clinique.com)	N/A

	Overview	Products/ Pricing	Distribution Channels	Revenue
AESOP	Aesop was established in Melbourne in 1987 with the intention to create a range of superlative products for the skin, hair and body. They are committed to using both plant-based and laboratory-made ingredients of the highest quality and proven efficacy – particularly those with the greatest anti-oxidant properties.	Face cleanser, body wash, shampoo, fragrance, body scrub	Brick & Mortar Retailers (i.e. Barneys, David Jones Ltd.) E-Commerce (i.e. Amazon, www.aesop.com)	$15 M
Bulldog	Bulldog was founded in 2005. The company sells straightforward skincare products packed with natural ingredients.	Moisturizer, Shave balm, lotion, face wash, shower gel. Price range from $10-$20	Brick & Mortar Retailers (i.e. The Vitamin Shoppe, Whole Foods Market, Sprouts Farmers Market) E-Commerce (i.e. Amazon, drugstore.com, meetthebulldog.com)	$4 M

Scaramouche & Fandango	Scaramouche & Fandango is a luxury line of men's grooming and personal care products.	Shampoo, conditioner, body wash, face scrub, shave cream, hydrator. Prices range from $10-$20	Brick & Mortar Retailers (i.e. Amara, Austins, Bentalls) E-Commerce	N/A
Harry's	Harry's designs and manufactures their own products and prides itself on having a simple design equipped with convenience and an affordable price.	Razors, shaving creams Prices range from $8-$20	E-Commerce	N/A
Dollar Shave Club	Dollar Shave Club sells razors and other personal grooming products by mail subscription. It is positioned as cost effective and convenient.	Razors, shave butter, post-shave products	E-Commerce	$60 M
The Art of Shaving	The Art of Shaving sells high-end shaving supplies and grooming products. It was founded in 1996 by Miriam Zaoui and purchased by Proctor and Gamble in 2009.	Shaving cream, shaving razors, shaving soap, brushes	Brick & Mortar Retailers (i.e. The Art of Shaving stores, Sephora, Macy's, Nordstrom) E-Commerce (i.e. Amazon)	$21 M
Floyd's 99 Barbershop	Floyd's is a fun, high-energy barbershop for both men and women, with haircut and shaving options for men. The locations are defined as "funky with distinctive poster walls, old-style barber chairs and an upbeat environment"	Services include buzz cut, layered cuts, line ups, face shave, head shave, mustache/beard trim, and neck clean up	Multi-location within 14 states	$10M+
John Allan	John Allan is a hybrid grooming services company with its own private product line for men. The company is branded as the nation's premier men's grooming club.	Services included haircut, beard trim, manicure, facial massage, body massage. Products include men's hair and shave products that retail from $18-$30.	Multi-location in New York, San Francisco, Beverly Hills, and Toronto. The Company has two locations with Saks Fifth Avenue in New York City. The products are also retailed online on its own ecommerce store	N/A

Competitive Advantages

Tame the Beast® will offer a full line of men's grooming products that, ok, yeah, do not contain damaging chemicals such as parabens, sulphates or synthetic dyes, with fragrances derived from botanicals and botanical extracts. Of course each item in Tame the Beast®'s grooming line is vegan/vegetarian friendly and contains essential oils that are naturally derived. But it doesn't overplay that sissy stuff. What Tame the Beast® does do is FEEL and SMELL the way it should: like raw glacial water, the arousing jungle, the angry bastard love-child of sandalwood, mahogany and black pepper.


UNCOMPROMISING MASCULINITY
TAME THE BEAST®
Old Spice
Baxter
OF CALIFORNIA
RIGHT GUARD
Gillette
Anthony
ART of SHAVING
LYNX
BULL DOG
LAB SERIES
BIOTHERM HOMME
MASS MARKET
TED BAKER
CHAMPNEYS
PRESTIGE MARKET
fcuk
NIVEA
FOR MEN
kyoku
MOLTON BROWN
LONDON
DOVE
MEN+CARE
Sure
L'ORÉAL
MEN EXPERT
Kiehl's
SINCE 1851
CLINIQUE
No7
MEN
L'OCCITANE
EN PROVENCE
NIP MAN
BOTANICS
NATURALLY ACTIVE SKINCARE
LIZ EARLE
CLARINS
NOT SO MASCULINE

Points of Difference

- **Branding** – the name and strong black, white and red is a masculine emblems
- **Packaging** – masculine tube colors with black bottles to debut for the range this Fall.
- **Term** – 'Tame the Beast®' is a sticky name and suggestive of masculinity and lends itself to humorous commercials which increases consumer engagement.
- **Product** – the product's ingredients, such as Caffeine, Eucalytpus, Mountain Tobacco & Black Pepper, are appealing to the male consumer.
- **Visuals** – the big, bold & rugged brand aesthetics relate to the man caged-by-society concept.

Sales & Marketing Plan

Market Positioning

Tame the Beast® will implement an integrated strategy, utilizing marketing, social media, and public relations to reach its target market and position the brand as a premier grooming product line for men.

The goal of the Company's marketing plan is to create a platform for long-term success and brand awareness. It will achieve this through the following measures:

- Establish the brand identity in the marketplace
- Create desire and demand for the products
- Build a strong existing and recurring base
- Build loyalty amongst clients through a frequently changed discount on Amazon, product giveaway's, creation of sample size items to both sell and give away. And many other ideas…

Marketing Channel & Tactics

The Company will utilize the following marketing channels and tactics in order to position itself appropriately to consumers and retailers. These strategies will ensure that the Company builds its much-needed brand recognition to gain market share within the United States.


Marketing Strategy
Online Initiatives
Offline Initiatives
Online Advertising
SEO/SEM
Direct Business Development Team
Domestic and Channel RelatedTrade Shows/Events
Website/Direct E-mail
Awesome Videos
Social Media
Public Relations & Referral Marketing
Retail Promotions, Sampling, Subscription Box Parnerships

FUTURE EXPANSION

The management team will be responsible for contacting Specialty Stores (e.g. BeautyBrands, Urban Outfitters, Peninsula Beauty), Mid-Tier Stores (e.g. Men's Wearhouse, / Jos. A. Bank), and Big Box Retailers (e.g. Target, Sephora, Walgreens, Ulta). They will primarily focus on the Domestic United States market, but will also look to develop the markets of Puerto Rico, Bermuda, and Canada. The Canadian market will be built via a distributor partner and a relationship.

WEBSITE AND BRAND IDENTITY

The e-commerce platform will provide a modern look with simplified navigation and a cohesive brand. The user experience will be invigorating with an engaging design to convert traffic and fulfill the following initiatives:

➢ Drive sales of Tame the Beast® on Amazon
➢ Develop content driven marketing incentivizing customers to opt-in to an email newsletter.
➢ Create product specific promotions and offerings to increase conversions

SOCIAL MEDIA & BLOGGING

Aside from the website, Tame the Beast® will develop a full online and social media presence on Facebook, Twitter and Instagram. A solid online presence represents a comparatively inexpensive promotional and informational strategy. Social media is a powerful tool designed to connect with specific target audiences and interact with other groups/organization pages. The social media pages will serve as a hub for Tame the Beast® content, populated with various content types, including videos, images, news, blog posts, and more. Any content posted on one social media account will automatically cross-post to the various other accounts as well.

The Company will establish a branded blog and publish custom blog content relevant to the wants, needs, and expectations of its customers in order to gain visibility and stay connected. Actively publishing relevant content is an important component of establishing a reputation and delivering value. Content will be created in advance and scheduled to facilitate populating the blog in a consistent and timely manner. All content will be optimized to align with SEO and PPC strategies. Consistency in publishing and effective content optimization is critical in driving relevance on the platform. Blogs will be integrated with all social media platforms.

SEARCH ENGINE OPTIMIZATION

Tame the Beast® will implement an aggressive search engine optimization strategy, whereby the Company will optimize content using keywords related to each product. By optimizing the website's content, Tame the Beast® will organically aggregate higher on Google, Bing and Yahoo search engines. Tame the Beast® already shows first for our trademarked name.

The Company will utilize Google, Yahoo, Facebook and Bing paid search and display campaigns to target their customers. This will include pay-per-click campaigns that target specific terms so as to drive traffic to the website. Tame the Beast® will analyze and opt for keywords that are the most cost effective in terms of driving traffic to their site and also execute display and display and search remarketing campaigns.

PUBLIC RELATIONS

Tame the Beast® will ultimately invest in strategic public relations, building strong relationships with editors at fashion and men's lifestyle magazines, tastemakers and bloggers. Initial marketing efforts will focus on establishing Tame the Beast® as a premium men's grooming product line.

The main responsibility of PR will be an aggressive, ongoing media outreach with top tier fashion and men's lifestyle media as well as prominent online lifestyle sites and bloggers. Important online and in print target publications include:

➢ GQ
➢ Men's Health
➢ Men's Journal
➢ Maxim
➢ Details
➢ Esquire
➢ Niche media

The Public Relations firm will secondarily be responsible for creating and executing select launch events and promotions. Public Relations' efforts will include quarterly creative programming ideas and pitches that will keep the Company in the media spotlight and offer an ever-changing story angle, increasing the Company's opportunity for consistent media coverage. Examples include:

➢ Winter- New Year, New Man product promotion; Valentine's Day gifts for the Modern Man
➢ Spring- Spring Cleaning/March Madness, Spring Training with Tame the Beast® product line
➢ Summer- Father's Day promotions, packages and story angles

ONLINE ADVERTISING

The Company will identify the best websites to purchase banner/display ad space. The ad will be visually engaging and include a direct link to Tame the Beast® thus providing the traffic and brand awareness needed for increasing brand awareness. Tame the Beast® will work with its marketing partners to increase online presence through their websites and social media channels further driving traffic and brand recognition.

DIRECT MAIL & EMAIL CAMPAIGN

Tame the Beast® will secure a comprehensive database of customer contact information through various events and directly through their website and then implement a series of direct e-mail initiatives that will continue to engage current customers, capture new customers and ultimately drive further revenue.

INDUSTRY SPECIFIC TRADE SHOWS & EVENTS

The Company will engage with potential buyers at events including personal grooming product industry trade shows and expositions. Events where Tame the Beast® may participate include ECRM Atlanta, Cosmoprof Las Vegas, Project NY and Las Vegas Grooming, IAADFS Orlando, Cannes Tax Free World Exhibition, and Natural Product's Expo. Events will include local and regional associations geared specifically at the men's grooming market.

Print Advertising & Direct Mailers

The marketing materials that will support the various marketing programs and tactics are presented on the website and in the Marketing Kit. This marketing package include:

➢ Brochure of the Company's products and services offered
➢ Promotional items including notepads, pens, and coasters, T shirts and caps all emblazoned with Tame the Beast®.

Advocacy Marketing

Tame the Beast® may work in conjunction with Nashville based Spendsetter to engage its target audience to talk, share and interact with the brand via App and in return earn points that can be redeemed for product.

Operations Plan

Organizational Structure

Ownership	John Cascarano
Business Entity	Small Batch Beauty, LLC, a Tennessee limited liability company
Founded	2015 (branded started on Amazon in 2013 under John's prior company)
General Email Address	beast@getbeast.com
Website URL	www.GetBeast.com

Management Team

John Cascarano is the former E-commerce Director of FASHIONABLE, a consumer product company that tripled in less than 1 year under John's launching of digital marketing campaigns. Prior to that, he founded, built and sold Lock & Mane® and DryShampoo.com, a pair of luxury beauty sites with an extensive Amazon presence that achieved over $6 million in revenue by year 5. He is also a co-founder of Mental_Floss®, Fresh Dog® and Fresh Cat®. John attended Duke University (B.A. English) and University of Michigan Law School (J.D.), after which he practiced corporate and commercial real estate law for 5 years before returning to entrepreneurship. He is co-author (with his wife) of "Law School in a Box: All the Prestige for a Fraction of the Price."













FRESH dog®
Fresh dog. Happy family.®

FRESH CAT, Happy Family®

As seen in..

fetch! magazine CityDog mental_floss FIDO modern farmer DOGFANCY

mental floss
CURED!
New Cures For Every-thing

LAW SCHOOL IN A BOX

FUTURE HIRING NEEDS

To operate and grow the business, Tame the Beast® anticipates the following hires:

Level of
Priority

	2018	2019	2020
High	PR and Social Media Associate	National Sales Manager	Account Managers
Moderate		International Sales & Marketing Manager	
Low	Business Development Team		

KEY OPERATIONAL MILESTONES TIMELINE

Tame the Beast® has identified the immediate milestones necessary for launch of the Company:

Level of
Priority   Time to Implementation

	2017	2018	2019
Urgent	Secure Seed Funding ONGOING	Sales and Marketing Plan Execution (Direct Sales & Channel Acquisition)	Ongoing Business Development Efforts
High	Purchase Round of Deluxe Samples with new black packaging	Sales and Marketing Plan Execution (Focused on Internet Marketing)	

KEY PERFORMANCE INDICATORS

Key Performance Indicators (KPIs) to be tracked as applicable are shown in the figure below. Note that initial efforts will focus on online exposure with retail/wholesale distribution to follow beginning in 2018:

	KPI Name	Measures	Goal
Business Development	▪ Distributors/Retailers	Number of total distributor or retailer relationships established at end of each year	▪ Year 1: 14 ▪ Year 2: 32 ▪ Year 3: 47 ▪ Year 4: 55 ▪ Year 5: 65
	▪ Number of Doors	Number of total doors that retail Tame the Beast® products	▪ Year 1: 350-500 ▪ Year 2: 500-1250 ▪ Year 3: 1250-2000 ▪ Year 4: 2000-2500 ▪ Year 5: ~3000
Sales	▪ Wholesale Units Sold	Total units sold via wholesale channels	▪ Year 1: 40,523 ▪ Year 2: 198,822 ▪ Year 3: 361,736 ▪ Year 4: 505,493 ▪ Year 5: 628,611
	▪ Ecommerce Units Sold	Total units sold via ecommerce channel	▪ Year 1: 1,613 ▪ Year 2: 13,201 ▪ Year 3: 47,185 ▪ Year 4: 96,890 ▪ Year 5: 117,683
	▪ Average Price Points	Average pricing of each product sold on a per unit basis	▪ Wholesale v. Ecommerce
Marketing	▪ Website Exposure		▪ Website visits, outbound links, inbound links, email subscribers
	▪ Marketing Budget		▪ Effectively use the monthly budget to achieve short and long term business returns
	▪ Offline Marketing	Amount of offline promotional initiatives	▪ At least two initiatives per month
Finance	▪ Profitability	Net profit margin	▪ Break-even during Year 2, ▪ Increase net profit margin per separate spreadsheet by end of Year 5
	▪ Revenue	Total revenue from ecommerce and wholesale channels	▪ Reach $6.5M by end of Year 5.

FINANCIAL PLAN

FUNDING REQUIRED

Tame the Beast® seeks funding of $300,000 to expand its product offerings, aggressively market online and launch a wholesale program. The Company's founder has contributed over $240,000 in capital towards the business, largely to achieve the existing product R&D and inventory already in place and implement the framework for a scalable business. More recently, the company participated in *The*

Brandery startup accelerator in Cincinnati and raised an initial angel round, such that the cap table currently is as follows:

Member's Name	Contribution	Date of Initial Contribution	Units
John Cascarano , Founder	$241,139.00 cash plus services rendered	September 15, 2016	210,000
Main Street Ventures d/b/a The Brandery	$50,000.00	June, 2017	18,928
Eric Koger	$25,000.00	June, 2017	9,464
Andrew Citrin	$25,000.00	June, 2017	9,464
Toby Maloney	$25,000.00	June, 2017	9,464
Elizabeth Citrin	$25,000.00	June, 2017	9,464
Benjamin Citrin	$22,916.67	June, 2017	8,675

In addition there is an equity incentive plan. Shan (Design Director) is currently the only holder with a capped 4,167 units (or about 1.3%). The incentive plan allocates 40,000 units total. which John can allocate in the future at his discretion to key stakeholders such as critical employees.

Funds expected to be allocated as follows:

Inventory	$50,000
Operating Expenses	$50,000
Advertising	$150,000
Working Capital / Cash Reserves	$50,000
Total Funding	**$300,000**

KEY FINANCIAL ASSUMPTIONS

The Company will continue to generate revenue through the sale of its product line at wholesale to retailers across the United States, as well as direct to consumer on www.GetBeast.com and by partnering with third party sites for additional reach (Amazon.com). Initially, the Company will use an efficient business model utilizing Amazon fulfillment services and its current Nashville area fulfillment center.

Additional assumptions are as follows:

- $30 customer cost per acquisition
- 1.5 purchases per customer
- $35 average order value
- Gross profit margin of 33% in 2017 increasing to 52% in 2020 with scale

OPERATING EXPENDITURES

See Tame the Beast Financial Projections spreadsheet.

HEADCOUNT

The Company will continue to operate a lean model where John takes a below-market salary and leverages part-time, consulting contractors with whom John has formed prior relationships, some of whom are available to join full time as growth dictates. These existing relationships and contractors include the Stanford-grad developer, former Louis Vuitton and Gucci executive, fulfillment center with capacity for increased volume, CPA firm, a CFO-for-hire, brand agency partnered with through The Brandery startup accelerator, award-winning design director currently also working on a project for Microsoft, and NYU-professor dermatologist advisor. As the business expands offline into brick & mortar distribution, and online sales accelerate, the Company may hire full-time employees including a sales director, sales manager. and tech and admin support.

FINANCIAL PROJECTION

The Company's 2018 goal is break-even or better profitability. The company estimates total revenue of $150,000 in 2017 and, with successful funding, over $500,000 in 2018 (around $300,000 through GetBeast.com achieves profitability with a growth oriented marketing spend). For more complete estimated projections, see Tame the Beast Financial Projections spreadsheet.

EXIT

Baxter of California, another men's grooming line generating $3 million in yearly sales, sold to L'Oreal for $30 million. John can provide further exit examples upon request.

Tame the Beast® seeks to drive online revenue to the $1-3 million range, with additional wholesale revenue, and exit through a sale of all Company assets.